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January 27, 2023

Via EDGAR and E-mail

Lily Dang
Mark Wojciechowski
Michael Purcell
Laura Nicholson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546

RE:	Himalaya Shipping Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted December 22, 2022
CIK No. 0001959455

Ladies and Gentlemen:

On behalf of Himalaya Shipping Ltd. (the “Company” or “Himalaya”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement confidentially submitted to the Commission on December 22, 2022.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 18, 2022 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, the Company has reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
January 27, 2023

Draft Registration Statement on Form F-1

Market and Industry Data, page iv

1.
We note your disclosure in this section that the discussion contained under the heading “Industry Overview” has been provided by Clarksons which has confirmed to you that it believes it accurately describes the dry bulk shipping market, and your disclosure that the statistical and graphical information you use in this prospectus has been compiled by Clarksons. Please revise to clarify the information in your prospectus that has been provided by Clarksons. For example, it does not appear that you have included a section with the heading “Industry Overview.” In addition, we note that it does not appear from your exhibit index that you intend to file a consent from Clarksons. Please advise.

Response:

The Registration Statement has been amended to include on page 62 an “Industry Overview” section referenced on page iv, which contains descriptions of the dry bulk shipping market, statistical and graphical information compiled from Clarksons Research.

In addition, in response to the Staff’s comment, the Company is not planning to file a consent by Clarksons Research. While the information included in this section is derived from Clarksons Research, this section was not prepared by them.

Summary, page 1

2.	We note your disclosure that you will focus on returning the maximum capital to the shareholders in the form of a “high” dividend yield payout. Please revise to clarify such plans.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on pages 2, 84 and 90 to clarify that the Company will focus on returning capital to the shareholders in the form of monthly dividends, subject to available cash and capital requirements, including current capital expenditure programs, market prospects and other considerations as further described in the Registration Statement.

3.	Please balance your disclosure in this section regarding the dual fuel LNG technology on your vessels with your disclosure on page 23 that LNG is not currently economical to use for dual fuel vessels.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on pages 1, 2, 4, 24, 84, 88 and 89.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
January 27, 2023

Risk Factors

Our bye-laws restrict shareholders from bringing legal action against our officers and directors, page 40

4.
We note your disclosure that subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, your bye-laws contain a broad waiver by your shareholders of any claim or right of action, both individually and on your behalf, against any of your officers or directors. We also note your related disclosure on page 92. Please tell us whether the waiver applies to claims under the U.S. federal securities laws. We may have additional comments.

Response:

Himalaya’s bye-laws include provisions which are customary for Bermuda incorporated companies, pursuant to which each shareholder waives any claim or right of action against their directors or officers for any action taken by them in the performance of their duties, except for actions involving fraud or dishonesty.

The Company has revised page 41 of the Registration Statement and removed the description of a “broad waiver” by the Company’s shareholders of any claim or right of action against any of Himalaya’s officer or directors, as this is already addressed in the prior risk factor on page 41 of the Registration Statement under the title “Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares”. The Company recognizes the Staff position that waivers by shareholder of any claim or right of action against their directors or officers are unenforceable and the Company has added language to this effect in this risk factor.

The Company is also planning to amend its bye-laws to provide that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”) against the Company or any of the Company’s directors, officers, other employees or agreements. The Company intends to seek approval from its shareholders to amend its bye-laws.

Dividends and Dividend Policy, page 44

5.	Please disclose whether your dividend policy will be reflected in any written policy.

Response:

The Company advises the Staff that its dividend policy is not contemplated in separate written policy. The Company advises the Staff that its board of directors has approved Himalaya’s dividend policy as described in the Registration Statement.

Financing Arrangements, page 54

6.
Please disclose all material terms of the sale and leaseback agreements. For example, please describe the “hell or high water terms” referenced on page 55, and the bareboat charter hire rates payable under the agreements.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on pages 50, 52 and 58 to provide additional disclosure for certain material terms of the Sale and Leaseback Agreements, including clarification of the “hell or high water terms”.

The Company has provided the aggregate annual amount of bareboat charter hire rates per year under the Sale and Leaseback Agreements. In addition, the Company has amended the Registration Statement to provide the average amount payable under the Sale and Leaseback Agreements, which the Company believes provides relevant information relating to the bareboat charter hire rates.

Himalaya has redacted the specific rates in the Sale and Leaseback Agreements filed as exhibits 10.3 and 10.4 in accordance to the SEC instructions on redactions, as the Company believes this information is confidential and not material.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
January 27, 2023

Business
Management of Our Business, page 63

7.
We note you reference several agreements throughout the filing including the Supervision Agreement, the Management Agreement, the Corporate Services Agreement and the Corporate Support Agreement, in addition to the technical management agreements with Wilhemsen and OMS. Please revise to disclose the historical amounts paid under the agreements (if applicable), and the amounts contracted to be paid in future periods.

Response:

In response to the Staff’s comment, the Company advises the Staff as follows noting that of the agreements below only the Corporate Support Agreement is with a related party for which disclosure is required for related party transactions:

•
Management Agreement: the historical amounts paid under this agreement disclosed on page 112 of the Registration Statement. In respect of the amounts to be paid to the Manager in future periods, these are determined and approved on a quarterly basis by the Company’s board of directors based upon certain factors, such as time spent by the Manager on the Company’s management. Because future amounts will depend upon such factors which are not known at this time, the Company is not able to provide such amounts.

•
Corporate Services Agreement: this agreement refers to the agreement entered into with Golar Management (Bermuda) Limited in April 2022, relating to the provision of general corporate services, under which the amounts due in 2022 were less than $120,000. Therefore, the Company has removed this reference.

•
Corporate Support Agreement: no amount has been paid under this agreement. The Registration Statement added disclosure in this regard. As disclosed on page 111 of the Registration Statement, the Company has agreed to pay to Magni $2.7 million in support fees, payable when the fifth delivery instalment for the first four vessels is paid under the corresponding Shipbuilding Contracts. In addition, per the terms of this agreement, in the event Magni provides continued administrative support to the Company, it may request that the Company pays Magni an ad hoc compensation for such support. To date Magni has not provided such additional support to the Company and consequently no further amounts are due. Note that the Company has added disclosure in this regard on page 112 of the Registration Statement.

•
Supervision Agreement and Ship Management Agreements with Wilhemsen and OSM: the Company advises that the amounts paid or to be paid in future periods under each of these agreements are customary and the Company believes that providing the amount of such fees is not customarily disclosed by shipping companies.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
January 27, 2023

Relationships and Related Party Transactions
Drew Holdings Revolving Credit Facility, page 86

8.
We note your disclosure on page 86 that the Drew Holdings unsecured revolving credit facility bears an interest rate of LIBOR for the applicable interest period under the facility, plus a margin of 8% p.a. We also note your disclosure on page F-10 regarding the impact of reference rate reforms on any draw-down on the revolving credit facility, and the company’s expectations to agree to alternative reference rates. Please provide such information in your discussion of the credit facility provided on page 86.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on page 60 to reflect the impact of reference rate reforms on any draw-down under the Drew Holdings Revolving Credit Facility.

Financial Statements
General, page F-1

9.	Please update your filing to include financial statements and related disclosures to comply with Form F-1 Item 4(a), applicable via Form 20-F Items 8.A.4 and 8.A.5 and related Item Instructions.

Response:

The revised draft of the Registration Statement includes our Consolidated Financial Statements for the year December 31, 2022.

Financial Statements
Note 13 – Subsequent Events, page F-14
Time Charter Contracts, page F-15

10.	We note you disclosed that during 2022, you entered into six index-linked time charters and one fixed time charter for the first seven newbuildings to be delivered from New Times Shipyard.

As part of your updated 2022 financial statements and related disclosures in your next filing, please add discussions of your various charter types and the salient terms of the charters you have entered into including charter lengths, charter timing, estimated revenues and costs and the nature and extent of any uncertainties associated with the charter contracts.

Please further consider including disclosure under significant accounting policies describing your policies for charter revenue and cost recognition, including nature of your various charter types, nature of costs born by you versus by the customers or others, and how your various charter types affect your revenue and cost recognition.

Response:

The Company’s Consolidated Financial Statements for the year ended December 31, 2022, include disclosures of the time charter types, with respect to which our shipping revenues will be primarily generated from, and salient terms the Company has entered into, including charter lengths and charter timing.

For the six index-linked time charters, the Company has not included the estimated revenues as they are dependent upon indexes, but the Company has included the estimated revenues for its one fixed time charter agreement.

The Company does not believe it can predict costs with precision, nor does it believe that estimates of costs are customarily included in shipping companies’ financial statements.

The Company does disclose certain costs that it expects to incur as described under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, subsection “–Other factors affecting our financial statements” and “–Factors and Factors Affecting Our Future Results” on pages 50 and 51 of the Registration Statement.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
January 27, 2023

Further, the Company does not believe there are any material uncertainties in connection with the charter agreements, as they contain minimum charter periods and cannot be terminated at the discretion of Himalaya’s charterers. These charterers may only terminate such agreements under certain specific situations such as Himalaya being subject to sanctions which prohibit or render unlawful any performance under these agreements, Himalaya’s events of insolvency, among other customary events of termination in the charter agreements.

The 2022 Consolidated Financial Statements (Note 2), include discussions of significant accounting policies and describe Himalaya’s charter revenue and expense recognition principles, including the nature of the time charter type, with respect to which the Company is focused on and our shipping revenues will be primarily generated from, and the respective nature of costs borne by the Company.

The Company believes that the inclusion of information in the financial statements of other charter types, as well as comparison of the nature of costs born by customers or other shipping companies under such other charter types, is not required nor is customarily included in shipping companies’ financial statements. The Company advises the Staff that information regarding other charter types, the nature of costs borne by customers or other shipping companies is discussed in the “Industry Overview” section (“–Charter Contracts”) in the Registration Statement.

Exhibits

11.	We note you signed the agreement to transfer the sale leaseback arrangement for newbuildings 7-8 from CCBFL to Jiangsu Financial Leasing. Please provide this agreement to transfer as an exhibit.

Response:

The transfers of the Sale and Leaseback Agreements for the newbuildings 7-8 from CCBFL to Jiangsu are made by virtue of Novation Agreements, entered into by the Company’s respective subsidiaries, CCBFL and Jiangsu, and pursuant to which Jiangsu assumes all obligations and liabilities of the respective original Sale and Leaseback Agreements and agrees to be bound by the terms of the originals Sale and Leaseback Agreements, the form of which is included in the agreement filed as exhibit 10.4.

12.
Please file all agreements required by Item 601(b)(10) of Regulation S-K. Refer to Item 8 of Form F-1. For example, please file the following agreements: the ship management agreements with Wilhemsen and OMS, the Supervision Agreement, the Management Agreement, the Corporate Services Agreement, the Corporate Support Agreement, and your charter agreements. In addition, please file the registration rights agreement referenced on page 36, and the equity incentive plan described on page 83. In the alternative, please provide your analysis as to why such agreements are not required to be filed.

Response:

The Company has filed the Corporate Support Agreement and plans to file the Management Agreement as exhibit 10.7 and 10.6 to the Registration Statement, respectively.

In addition, for the reasons described below, the Company does not believe that the Ship Management Agreements, the Supervision Agreement, the Corporate Services Agreement and the Company’s charter agreements, are required to be filed in accordance with Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K. Himalaya believes that these agreements were entered in the ordinary course of business and believes its business is substantially not dependent upon such agreements, as it considers that it can find replacement for the Ship Managers, supervisor, corporate service provider and charterers on similar terms. The Company believes such contracts are the types of contracts that ordinarily accompany the business the Company conducts and the Company’s business is not substantially dependent on these contracts and therefore disclosure is not required under Item 601(b)(10) of Regulation S-K.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
January 27, 2023

Further, the Company believes such agreements are not customarily filed as exhibits to SEC filings by shipping companies.

The Company advises the Staff that the Company plans to enter into a Registration Rights Agreement with Drew Holdings, our largest shareholder who owns 38.7% of our common stock, to provide them with demand and piggyback registration rights with respect to the common shares held by Drew Holdings. The Registration Statement has been revised on page 112 to add disclosures in relation to our intention to enter into this agreement and the Company plans to file it as an exhibit to the Registration Statement.

Further, the Company does not believe the LTI Plan is required to be filed in accordance with the SEC instructions, under the Instructions as to Exhibits, Section 4(c)(iv) of Form 20-F. According to the terms of the LTI Plan, it is available to employees, officers or directors generally, and the operation of the plan uses the same method to allocate benefits to management and non-management participants. Therefore the Company believes the filing of the LTI Plan is not required.

General

13.
We note your disclosure regarding agreements with Chinese counterparties, and disclosure regarding the anticipated trade routes for your vessels. Please tell us whether the majority of your operations will be in China.

Response:

The Company advises the Staff that it has no operations in China. The Company further advises that its vessels will operate worldwide, with routes determined by its charterers under the time charter agreements.

As described in the Registration Statement, key trades are expected to be Brazil to China and Australia to China. Operations carried out by Himalaya’s charterers in these countries are expected to be limited to loading and discharge of cargo under standard shipping practices.

Furthermore, the Company advises the Staff that we have highlighted the legal and operational risks associated with having China as one of our expected key trade routes. See risk factors starting with “A decrease in the level of China’s export of goods could have a material adverse effect on our business. “, and “We may be adversely affected by political instability, terrorist or other attacks, war and international hostilities and global public health threats can affect the seaborne transportation industry,…”, among other risk factors relating to China.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
January 27, 2023

14.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

The Company confirms that it has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and it has not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

* * *

Please contact me at +44 20 7519 7183 or via email at james.mcdonald@skadden.com should you require further information.

Very truly yours,

/s/ James A. McDonald
James A. McDonald

cc:	Herman Billung, contracted Chief Executive Officer, Himalaya Shipping Ltd.
Vidar Hasund, contracted Chief Financial Officer, Himalaya Shipping Ltd.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83